SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated June 29, 2009
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure: Press release  ASHANTI DISTRIBUTES CIRCULAR TO SHAREHOLDER
                                       CONVENING A GENERAL MEETING TO BE HELD ON JULY 30, 2009

Date of issue: 29 June 2009
THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
The definitions commencing on page 6 of this circular have been used on this front cover.
If you are in any doubt as to the action that you should take, please consult your stockbroker, CSDP, banker, legal adviser, accountant or other professional adviser immediately. If you have disposed of all your shares in AngloGold Ashanti, please forward this circular, together with the attached form of proxy, to the stockbroker, CSDP, banker or agent through whom you disposed of such shares.
RECOMMENDED ACTION
1.
Certificated shareholders or dematerialised “own name” shareholders (those shareholders whose shareholding is recorded in their own name in the sub-register maintained by their CSDP or broker) who are unable to attend the general meeting to be held at 10:00 (South
African time) on Thursday, 30 July 2009, at The Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa, the Corporate Office
of AngloGold Ashanti, and wish to be represented thereat, must complete and return the attached form of proxy in accordance with the instructions contained therein, so as to reach the share registrars, Computershare Investor Services (Pty) Limited, Ground Floor,
70 Marshall Street, Johannesburg 2001 (PO Box 61051, Marshalltown 2107) South Africa or Computershare Investor Services PLC,
PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, England, or Computershare Investor Services Pty Limited, Level 2,
45 St George’s Terrace, Perth, WA 6000 (GPO Box D182 Perth, WA 6840), Australia, or NTHC Limited, Martco House, Off Kwame
Nkrumah Avenue, PO Box K1A 9563 Airport, Accra, Ghana, by no later than 10:00 (South African time) on Tuesday, 28 July 2009.
2.
Dematerialised shareholders (other than dematerialised “own name” shareholders) must provide their CSDP or broker with their voting instructions or request their CSDP or broker to provide them with the necessary Letter of Representation to attend the general meeting in person in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.
All of the convertible bonds were issued and sold to investors on 22 May 2009. This circular is being distributed to shareholders solely for the purposes described under the caption “Purpose of this circular” on page 8 and does not constitute an offer to sell or the solicitation of an offer to buy the convertible bonds in any jurisdiction. The convertible bonds have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons (other than distributors) unless the convertible bonds are registered under the
Securities Act, or an exemption from the registration requirements of the Securities Act is available.
ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000043485 JSE share code: ANG
CIRCULAR TO SHAREHOLDERS
regarding
–  the granting to and approval of a specific authority for AngloGold Ashanti directors to allot and issue up to a maximum of 15,384,615 ordinary shares of R0.25 each in the share capital of AngloGold Ashanti underlying the AngloGold Ashanti ADSs issuable upon the conversion of the US$732,500,000
3.50 percent Convertible Bonds due 22 May, 2014 issued by AngloGold Ashanti Holdings Finance plc, a wholly-owned subsidiary of AngloGold Ashanti.
and incorporating
–  a notice of general meeting of shareholders; and
–  a form of proxy (for use by certificated shareholders and dematerialised shareholders with “own name”
registration); or
–  a CDI voting instruction form (for use by Australian holders of Chess Depositary Interests); or
–  a GhDS voting instruction form (for use by holders of Ghanaian Depositary Shares).
JSE Sponsor
South African Legal Advisers
Reporting Accountants
and Auditors
UBS

CONTENTS
Page
Salient dates and times
1
Certain forward-looking statements
2
Corporate information
3
Letter from the chairman
5
Definitions
6
Circular to shareholders
1. Purpose of this circular 8
2. Use of proceeds and rationale for the issue of the convertible bonds 8
3. Salient features of the convertible bonds 9
4. Description of business 10
5. Share capital 11
6. Unaudited pro forma financial information relating to AngloGold Ashanti 11
7. Directors 15
8. Litigation statement 16
9. Directors’ responsibility 16
10. General meeting 17
11. Consents 17
12. Documents available for inspection 17
Annexure A
Report of the independent reporting accountants on the unaudited pro forma financial information of AngloGold Ashanti
19
Annexure B
Share price history 21
Notice of general meeting
23
Form of proxy (for use by certificated shareholders and dematerialised shareholders with “own name” registration); or
Attached
CDI voting instruction form (for use by Australian holders of Chess Depositary Interests); or
Attached
GhDS voting instruction form (for use by holders of Ghanaian Depositary Shares)
Attached

SALIENT DATES AND TIMES
Last day for lodging forms of proxy for the general meeting
(by 10:00 South African time) on
Tuesday, 28 July 2009
General meeting to be held at 10:00 South African time
at The Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa, on
Thursday, 30 July 2009
Results of the general meeting
– released on SENS and other stock exchanges’ news services on Thursday, 30 July 2009
– published in the South African press on Friday, 31 July 2009
Shareholders are reminded that shares in companies listed on the JSE can no longer be bought or sold on that exchange unless they have been dematerialised onto the Strate system. It is therefore suggested that certificated shareholders on AngloGold Ashanti’s South African share register should consider dematerialising their shares and replacing them with electronic records of ownership. In this regard shareholders may contact either their own broker or a preferred CSDP, details of which are available from
Strate at queries@strate.co.za or telephone +27 11 759 5300 or fax +27 11 759 5505.
The dates and times in this circular are subject to change and any changes will be announced in the South
African press and through SENS and other stock exchanges’ news services. All times in this circular are
South African local times unless otherwise stated.

CERTAIN FORWARD-LOOKING STATEMENTS
Certain statements made in this communication, including, without limitation, those concerning AngloGold
Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of
AngloGold Ashanti’s exploration and production projects and completion of acquisitions and dispositions,
AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any pending litigation proceedings, contain certain forward-looking statements regarding AngloGold
Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti’s annual report for the year ended
31 December 2008, which was distributed to shareholders on 27 March 2009 and the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission in the United States on 5 May 2009
and amended on 6 May 2009. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about
AngloGold Ashanti.

CORPORATE INFORMATION
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
SHARE CODES
ISIN: ZAE000043485
JSE: ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AAD
Euronext Paris: VA
Euronext Brussels: ANG
JSE Sponsor:
UBS
REPORTING ACCOUNTANTS AND AUDITORS
Ernst & Young Inc
Wanderers Office Park
52 Corlett Drive
Illovo, Johannesburg, 2196
(Private Bag X14, Northlands, 2116)
South Africa
Telephone: +27 11 772 3000
Fax: +27 11 772 4000
Offices:
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
DIRECTORS AND OFFICERS
Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan * (Executive Director: Finance)
Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman #
W A Nairn
Prof L W Nkuhlu
S M Pityana
* British # American ~ Australian
Officers
Company Secretary: Ms L Eatwell

INVESTOR RELATIONS CONTACTS
South Africa
Sicelo Ntuli
Telephone: +27 11 637 6339
Fax: +27 11 637 6400
E-mail: sntuli@AngloGoldAshanti.com
United States
Stewart Bailey
Telephone: +1 646 717-3978
E-mail: sbailey@AngloGoldAshanti.com
shanti.
LEGAL ADVISORS
South Africa
Taback and Associates (Proprietary) Limited
13 Eton Road,
Parktown, Johannesburg, 2193
(PO Box 3334, Houghton, 2014)
South Africa
Telephone: +27 11 358 7700
Fax: +27 11 358 7800
United States of America and United Kingdom
Shearman & Sterling LLP
Broadgate West, 9 Appold Street,
London EC2A 2AP
England
Telephone: +44 20 7655 5000
Fax: +44 20 7655 5500
GENERAL
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
AngloGold Ashanti posts information that is
important to investors on the main page of its
website at www.anglogoldashanti.com and under
the “Investors” tab on the main page. This
information is updated regularly. Investors should
visit this website to obtain important information
about AngloGold Ashanti
SHARE REGISTRARS
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George’s Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 229664
Fax: +233 21 229975
ADR Depositary
The Bank of New York Mellon (“BoNY”)
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA) or
+1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website: www.bnymellon.com.com\shareowner
Global BuyDIRECT
SM
BoNY maintains a direct share purchase and
dividend reinvestment plan for A
NGLO
G
OLD
A
SHANTI
.
Telephone: +1-888-BNY-ADRS

LETTER FROM THE CHAIRMAN
Dear Shareholder
On 26 February 2009, AngloGold Ashanti’s wholly-owned subsidiary, AngloGold Ashanti Holdings plc, redeemed a US$1 billion convertible bond issued in February 2004 using the proceeds of a term loan from
Standard Chartered Bank which was put in place in November 2008 for that purpose. Given the extremely difficult financial market conditions prevailing at that time, the directors deemed it prudent to establish this bridging term loan as a means of ensuring the AngloGold Ashanti Group’s ability to redeem the convertible bond on its maturity date while it sought medium to longer term solutions to its capital requirements.
At the annual general meeting of shareholders held on 15 May 2009, shareholders approved an ordinary resolution granting the directors the authority to issue convertible bonds, convertible into a maximum of
15,384,615 AngloGold Ashanti ADSs. On 22 May 2009, AngloGold Ashanti’s wholly-owned subsidiary,
AngloGold Ashanti Holdings Finance plc, issued convertible bonds and raised gross proceeds of
$732.5 million. These convertible bonds, which have a five year maturity and pay a coupon of 3.50 percent are convertible into AngloGold Ashanti ADSs at an initial conversion price of US$47.6126 per AngloGold
Ashanti ADS. These convertible bonds are guaranteed by AngloGold Ashanti.
The net proceeds from the issue of these convertible bonds will be used to refinance the AngloGold Ashanti
Group’s debt facilities and for general corporate purposes. The Company believes that the issue of these convertible bonds and the proceeds therefrom:
•  will allow for a longer maturity profile for a substantial portion of AngloGold Ashanti’s debt;
•  has allowed AngloGold Ashanti Group to obtain funding at favourable interest rates that are lower than the interest rates under its existing debt facilities thereby reducing its financing costs when the proceeds are applied towards reducing the amounts drawn under the bridging term loan from Standard
Chartered Bank;
•  has allowed AngloGold Ashanti to access a different credit market, thereby reducing the extent of its reliance on the banking market; and
•  will, together with the proceeds from the sale of its interest in AngloGold Ashanti’s Boddington project, provide AngloGold Ashanti greater balance sheet flexibility to pursue its business strategy.
The approval of the ordinary resolution to be proposed at the general meeting will grant a specific authority to the directors of AngloGold Ashanti to allot and issue a maximum of 15,384,615 ordinary shares upon conversion of the convertible bonds. A 75% majority of the votes cast by shareholders present or represented by proxy at the general meeting is required for approval of the ordinary resolution to grant the specific authority.
I would therefore ask that you vote in favour of the ordinary resolution detailed in this circular.
Yours sincerely
Russell Edey
Chairman
29 June 2009

DEFINITIONS
In this circular and the documents attached hereto, unless the context indicates otherwise:
–  the words in the first column have the meanings stated opposite them in the second column, words in the singular include the plural and vice versa, words importing the masculine include the feminine, and words incorporating persons include juristic persons and associations of persons; and
–  all times referred to are South African times unless otherwise stated.
“AngloGold Ashanti” or AngloGold Ashanti Limited, a company incorporated under the laws of
“the Company” South Africa, registration number 1944/017354/06;
“AngloGold Ashanti ADSs”
the American Depositary Shares of AngloGold Ashanti deposited with
The Bank of New York Mellon, as depositary, each of which represents one AngloGold Ashanti ordinary share;
“AngloGold Ashanti CDIs”
AngloGold Ashanti Clearing House Electronic Sub-register System
(or CHESS) Depositary Interests, five of which represent one
AngloGold Ashanti ordinary share;
“AngloGold Ashanti AngloGold Ashanti Holdings Finance plc, a company incorporated
Holdings Finance plc”
under the laws of the Isle of Man with registration number 002740V, a wholly-owned subsidiary of AngloGold Ashanti and the issuer of the convertible bonds;
“AngloGold Ashanti GhDSs”
the Ghanaian Depositary Shares of AngloGold Ashanti, 100 of which represent one AngloGold Ashanti ordinary share;
“AngloGold Ashanti Group” AngloGold Ashanti and its subsidiary companies from time to time;
“AngloGold Ashanti ordinary shares” ordinary shares of R0.25 in the share capital of AngloGold Ashanti;
“business day”
any day other than a Saturday, Sunday or official public holiday in
South Africa;
“certificated shareholders” holders of certificated shares;
“certificated shares”
AngloGold Ashanti ordinary shares which are evidenced by a
certificate or other physical document of title and which have not been surrendered for dematerialisation;
“circular”
this bound document, dated 29 June 2009, including the notice convening the general meeting and a form of proxy for use at the general meeting;
“Companies Act” the South African Companies Act, 1973, as amended;
“convertible bonds”
the US$732.5 million 3.50 percent guaranteed convertible bonds due
22 May 2014, issued on 22 May 2009 by AngloGold Ashanti Holdings
Finance plc and unconditionally and irrevocably guaranteed by
AngloGold Ashanti;
“CSDP” Central Securities Depository Participant;
“custody agreement”
the custody mandate agreement between the dematerialised
shareholder and a CSDP or broker covering their relationship in respect of dematerialised shares held by the CSDP or broker;

“dematerialised” or the process by which certificated shares are or are to be converted
“dematerialisation” or into electronic form under Strate for trading on the JSE;
“dematerialising”
“dematerialised shares” AngloGold Ashanti ordinary shares which have been dematerialised;
“directors” the directors of AngloGold Ashanti;
“general meeting”
the general meeting of shareholders to be held at 10:00 South African time on Thursday, 30 July 2009, in The Auditorium, 76 Jeppe Street,
Newtown, Johannesburg, South Africa;
“JSE”
the JSE Limited, a company incorporated under the laws of south
Africa, registration number 2005/022939/06, licensed as an exchange under the South African Securities Services Act 2004;
“Listings Requirements” the Listings Requirements of the JSE;
“NYSE” the New York Stock Exchange;
“R” South African rand, the official currency of South Africa;
“SENS” the Securities Exchange News Service of the JSE;
“SGX” Singapore Stock Exchange Securities Trading Limited;
“shareholders”
registered holders of AngloGold Ashanti ordinary shares as reflected on the AngloGold Ashanti register and the sub-register maintained by a CSDP or broker;
“share registrars” the share registrars of AngloGold Ashanti being:
– Computershare Investor Services (Pty) Limited in South Africa,
– Computershare Investor Services PLC in the United Kingdom,
– Computershare Investor Services Pty Limited in Australia, and
– NTHC Limited in Ghana;
“South Africa” the Republic of South Africa;
“specific authority”
the placing of 15,384,615 AngloGold Ashanti ordinary shares under the control of the directors as a specific authority and approval in terms of the ordinary resolution to be considered at the general meeting to allot and issue a maximum of 15,384,615 AngloGold
Ashanti ordinary shares at a price per share equal to the Rand equivalent of US$47.6126 (provided that such price will be subject to adjustment on the occurrence of certain events as mentioned in paragraph 3 under the sub-heading “Conversion price”) for the purpose of the conversion of the convertible bonds
“Strate”
Strate Limited, a company incorporated under the laws of South
Africa, registration number 1998/022242/06, an electronic settlement environment for transactions to be settled and transfer of ownership to be recorded electronically; and
“term loan”
the bridging term loan granted by Standard Chartered Bank to
AngloGold Ashanti in November 2008;
“US$” and “US cents” dollars and cents, the official currency of the United States of America.

1.
PURPOSE OF THIS CIRCULAR
At the annual general meeting of AngloGold Ashanti held on 15 May 2009, shareholders, by a
97.05 percent majority, approved an ordinary resolution granting authority:
•  to the directors to issue, upon such terms and conditions as the directors in their discretion may deem fit, such number of bonds which may be converted into a maximum, in aggregate, of 15,384,615
AngloGold Ashanti ordinary shares; and
•  to procure the issue by a wholly-owned subsidiary of AngloGold Ashanti, upon such terms and conditions as the directors in their discretion may deem fit, such number of bonds, guaranteed by
AngloGold Ashanti and which may be converted into a maximum, in the aggregate, of 15,384,615
AngloGold Ashanti ordinary shares.
Pursuant to this authority, AngloGold Ashanti Holdings Finance plc issued the convertible bonds on
22 May 2009. The convertible bonds were listed on the SGX with effect from 09:00 (Singapore time) on
Monday, 25 May 2009. The salient features of the convertible bonds are set out in paragraph 3.
The purpose of this circular and the notice of general meeting which forms part of this circular is to furnish information to shareholders, and to convene a general meeting at which shareholders will be asked to grant a specific authority and approval for the directors to allot and issue a maximum of
15,384,615 AngloGold Ashanti ordinary shares underlying the AngloGold Ashanti ADS issuable upon conversion of the convertible bonds. In terms of the Listings Requirements the ordinary resolution granting such authority and approval must be passed by a majority of 75 percent of shareholders present or represented and entitled to vote at the general meeting.
The specific authority will enable AngloGold Ashanti to allot and issue AngloGold Ashanti ordinary shares underlying the AngloGold Ashanti ADSs issuable upon any exercise of conversion rights attached to the convertible bonds.
2.
USE OF PROCEEDS AND RATIONALE FOR THE ISSUE OF THE CONVERTIBLE BONDS
2.1
Use of proceeds
The net proceeds of the offering of the convertible bonds is to be used by the AngloGold Ashanti
Group to refinance its debt facilities and for general corporate purposes.
2.2
Rationale for the issue of the convertible bonds
AngloGold Ashanti believes that the issuance of the convertible bonds and the proceeds therefrom:
•  will allow for a longer maturity profile for a substantial portion of AngloGold Ashanti’s debt;
•  has allowed AngloGold Ashanti Group to obtain funding at favourable interest rates that are lower than the interest rates under its existing debt facilities thereby reducing its cash financing costs when the proceeds are applied towards reducing the amounts drawn under the bridging term loan from Standard Chartered Bank. ;
•  has allowed AngloGold Ashanti to access a different credit market, thereby reducing the extent of its reliance on the banking market; and
•  will, together with the proceeds from the sale of its interest in AngloGold Ashanti’s Boddington project, provide AngloGold Ashanti greater balance sheet flexibility to pursue its business strategy.

2.3
Expenses of the issue
Expense
Payable to
R (excluding VAT)
JSE – documentation JSE 10,000
Printing, publication, distribution
and advertising
Various printers world-wide 700,000
Legal Fees Tabacks and Shearman & Sterling 250,000
Reporting Accountants Ernst & Young 300,000
Transfer secretaries
Computershare – branches in South Africa,
Australia and the United Kingdom and
NTHC 180,000
1,440,000
3.
SALIENT FEATURES OF THE CONVERTIBLE BONDS
The salient features of the convertible bonds are as follows:
•  Issue size of convertible bonds: US$732,500,000 3.50 percent convertible bonds due 22 May 2014 and convertible into a maximum of 15,384,615 AngloGold Ashanti ADSs (subject to the approval of the specific authority).
•  Issuer: AngloGold Ashanti Holdings Finance plc.
•  Guarantor: AngloGold Ashanti.
•  Interest: The convertible bonds bear interest at a rate of 3.50 percent per annum. Interest is payable, in equal instalments, semi-annually in arrear on 22 May and 22 November in each year, commencing
22 November 2009.
•  Conversion: Prior to the grant of the specific authority, the convertible bonds are subject to automatic cash settlement. Thereafter, bonds are convertible at the discretion of the bondholder. However, the issuer has the option, in certain circumstances, to redeem the convertible bonds for cash, or to redeem the Bonds through an issue of AngloGold Ashanti ordinary shares to be converted into
AngloGold Ashanti ADSs or to redeem the convertible bonds through the issue of a combination of
AngloGold Ashanti ordinary shares and cash. The discount at which the AngloGold Ashanti ordinary shares will be issued to the then prevailing share price is currently unknown ;
•  Conversion price: The initial conversion price is US$47.6126 per AngloGold Ashanti ADS, which price is at a 37.5 percent premium to the volume weighted average price of an AngloGold Ashanti
ADS trading on the NYSE on 18 May 2009 (the date the convertible bonds were priced in the market).
The conversion price is subject to adjustment on the occurrence of certain events such as, but not limited to:
–  an alteration to the nominal value of the AngloGold Ashanti ordinary shares as a result of consolidation or subdivision thereof;
–  AngloGold Ashanti issuing any AngloGold Ashanti ordinary shares to shareholders by way of a capitalisation of profits or reserves;
–  AngloGold Ashanti making a capital distribution to shareholders in excess of certain threshold amounts; and
–  AngloGold Ashanti issuing AngloGold Ashanti ordinary shares to shareholders by way of rights, options, warrants or other rights.

•  Conversion period: The conversion period will commence on the later of:
–  2 July 2009; and
–  the earlier of:
–  22 November 2009; and
–  the date on which the specific authority is granted.
•  Final maturity date: 22 May 2014.
•  Final redemption: Unless previously purchased and cancelled, redeemed or converted, the convertible bonds will be redeemed on the final maturity date, at their principal amount.
4.
DESCRIPTION OF BUSINESS
AngloGold Ashanti is a global gold company with a diversified portfolio of assets in many key gold producing regions. As at 31 December 2008, AngloGold Ashanti had gold reserves of 74.9 million ounces. For the year ended 31 December 2008, AngloGold Ashanti had consolidated gold revenues of
US$3,619 million (which excludes revenues from by-products and interest earned), gold production of
4.98 million ounces and total cash costs of US$444 per ounce.
AngloGold Ashanti (formerly “AngloGold Limited”) was formed following the consolidation of the gold interests of Anglo American plc into a single company in 1998. At that time, its production and reserves were primarily located in South Africa (97 percent of 1997 production and 99 percent of reserves as at
31 December 1997) and one of its objectives was to achieve greater geographic and ore body diversity.
Through a combination of mergers, acquisitions, disposal initiatives and organic growth, and through the operations in which AngloGold Ashanti has an interest, AngloGold Ashanti has developed a high quality, well diversified asset portfolio, including:
•  production from 21 operations in ten countries: Argentina, Australia, Brazil, Ghana, Guinea, Mali,
Namibia, South Africa, Tanzania and the United States of America;
•  production and reserves for the year ended 31 December 2008 of 58 percent and 55 percent, respectively, from operations outside South Africa; and
•  production from a broad variety of ore body types as well as a variety of open-pit (42 percent), underground (55 percent) and surface and dump reclamation (3 percent) operations.
AngloGold Ashanti was incorporated in South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and in South Africa it is subject to the Companies Act. Paragraph 2 of
AngloGold Ashanti’s memorandum of association provides that its main business is to carry on gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold. On 26 April 2004, AngloGold Ashanti acquired the entire issued share capital of Ashanti Limited of Ghana and changed its name to AngloGold Ashanti
Limited.
As detailed in the report to shareholders for the quarter ended 31 March 2009, the company remains on track to meet its production guidance for the year of between 4.9Moz to 5.0Moz. The annual total cash cost guidance was $435/oz to $450/oz and this was based on R9.75/$, A$/$0.68, BRL2.25/$ and
Argentinean peso 3.65/$. However, with the strengthening of local currencies and in particular the South
African rand, total cash costs are likely to be in the range of $450/oz to $460/oz at R9.25/$ and $460/oz to $475/oz at R8.50/$. Capital expenditure excluding Boddington remains forecast at $840m in 2009 and management expects to achieve a discount of 6% to the average spot gold price for the year.

5.
SHARE CAPITAL
At the annual general meeting of shareholders held on 15 May 2009, shareholders approved, by special resolution, the increase in the ordinary share capital of AngloGold Ashanti from 400,000,000 AngloGold
Ashanti ordinary shares to 600,000,000 AngloGold Ashanti ordinary shares. Taking this increase into account, AngloGold Ashanti’s authorised share capital is R152,120,000, consisting of four classes of shares, being the AngloGold Ashanti ordinary shares, E-ordinary shares of R0.25 each, A redeemable preference shares of R0.50 each, which shares have voting rights and B redeemable preference shares of R0.01 each, which shares have voting rights only under certain circumstances.
The authorised and issued share capital of AngloGold Ashanti at 22 June 2009, the latest practicable date prior to the finalisation of this circular is set out below:
Title of class of shares
Nominal value
Authorised
Issued
per share
Number
Amount
Number
Amount
Ordinary
R0.25
600,000,000
R150,000,000
354,229,963
R88,557,491
E ordinary
(1)
R0.25
4,280,000
R1,070,000
3,879,290
R969,823
A redeemable preference
R0.50
2,000,000
R1,000,000
2,000,000
R1,000,000
B redeemable preference
R0.01
5,000,000
R50,000
778,896
R7,789
(1)
On 11 December 2006, shareholders in general meeting authorised the creation of E ordinary shares to be issued pursuant to an Employee Share Ownership Plan and a Black Economic Empowerment transaction. All the authorised E-ordinary shares were issued. On vesting, E ordinary shares are cancelled in exchange for ordinary shares, in accordance with the cancellation formula. All E ordinary shares cancelled may not be re-issued and therefore, do not form part of the authorised but unissued share capital of the Company. The table above reflects the total number of E ordinary shares in issue.
The share premium account at 22 June 2009 was R37,721,766,989.
All of the issued AngloGold Ashanti ordinary shares, E ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti.
All of the A redeemable preference shares and B redeemable preference shares are held by Eastvaal
Gold Holdings Limited, AngloGold Ashanti’s wholly-owned subsidiary. AngloGold Ashanti’s articles of association provide that the A redeemable preference shares and B redeemable preference shares are not transferable.
AngloGold Ashanti has not purchased any of its shares, and currently has no authority to purchase such shares.
The share price history of the AngloGold Ashanti ordinary shares on the JSE is summarised in
Annexure B.
6.
UNAUDITED
PRO FORMA FINANCIAL INFORMATION RELATING TO ANGLOGOLD ASHANTI
The unaudited
pro forma financial information of AngloGold Ashanti was prepared in order to illustrate the effects of the issue and conversion of the convertible bonds, assuming that the issue and conversion of the convertible bonds took place on 1 January 2008 for purposes of the income statement and on
31 December 2008 for purposes of the balance sheet. The conversion of the convertible bonds is at the discretion of the bondholders and there can be no assurance that any of the convertible bonds will be converted. The information has been prepared for illustrative purposes only and may not, because of its nature, give a true picture of the financial position of AngloGold Ashanti. It does not purport to be indicative of what the financial results would have been if the conversion of the convertible bonds had actually occurred at an earlier date. The pro forma financial information is the responsibility of the directors.

The unaudited pro forma financial information of AngloGold Ashanti should be read in conjunction with the Notes thereto and the report of Ernst & Young Inc. which is annexed as Annexure A.

The unaudited pro-forma information as presented below does not include the effect of the Standard
Chartered Bank term facility negotiated by the company during November 2008 to replace the
2.375 percent guaranteed convertible bond that matured in February 2009. The interest saving that will arise if the US$717.5 million net proceeds from the issue of the convertible bonds are applied to part settle the Standard Chartered Bank term facility will result in an effective interest rate reduction of
4.5 percent per annum, being the difference between the effective interest rates of the Standard
Chartered Bank term facility and the convertible bonds. This interest saving was not taken into account in the pro-forma information presented below, as the facility was not yet drawn at 31 December 2008.
Unaudited
pro forma per AngloGold Ashanti ordinary share information for the year ended
31 December 2008
The pro forma historical financial effects of the issue and conversion of the convertible bonds are as follows:
After
Before the
conversion
convertible
of the
For the year ended and as at 31 December 2008
bonds
convertible
%
(per AngloGold Ashanti ordinary share)
issue
bonds
change
Net asset value per share
(1)
US cents 702 870 23.9%
Net tangible asset value per share
(1)
US cents 661 830 25.6%
Basic loss per share (continuing operations)
(2)
US cents (385) (360) 6.5%
Diluted loss per share (continuing operations)
(3)
US cents (385) (360) 6.5%
Headline loss per share
(4)
US cents (9) (2) 77.8%
Weighted average number of shares
in issue
(5)
317,203,948 332,588,563 4.9%
Weighted average diluted number of
shares in issue
(5)
317,203,948 332,588,563 4.9%
Number of shares in issue
(6)
357,450,351 372,834,966 4.3%
Net debt to net capital employed
(7)
27.4% 13.8% (50%)
Notes:
(1)  Net asset value per share is computed by dividing total equity by the number of shares in issue. Net tangible asset value per share is computed by dividing total equity (excluding intangible assets) by the number of shares in issue.
(2)  Basic loss per share is computed by dividing the loss attributable to equity shareholders from continuing operations by the weighted average number of shares in issue.
(3)  The diluted loss per share is computed by dividing the loss attributable to equity shareholders from continuing operations by the weighted average diluted number of shares in issue. The effect of the diluted loss per share is anti-dilutive and therefore the diluted loss per share is the same as the basic loss per share.
(4)  Headline loss excludes separately identifiable re-measurements of the carrying amounts of assets and liabilities after initial recognition from the calculation of loss per share. Headline loss per share is computed by dividing headline loss by the weighted average number of shares in issue.
(5)  The weighted average number of AngloGold Ashanti ordinary shares in issue was 312,610,124 ordinary, 4,046,364 E ordinary and 547,460 fully vested options for the year ended 31 December 2008.
(6) The number of AngloGold Ashanti shares in issue as at 31 December 2008 was 353,483,410 ordinary and 3,966,941
E ordinary shares.
(7) Net debt includes both long-term and short-term debt and is net of cash and cash equivalents, restricted cash, unamortised portion of the convertible bond and corporate office lease. Net capital employed is calculated as shareholders’ equity adjusted for other comprehensive income and deferred taxation, plus minority interests, interest bearing debt, less cash and cash equivalents.

Pro forma consolidated income statement
The
pro forma consolidated income statement for AngloGold Ashanti incorporating the issue and conversion of the convertible bonds is presented below for the year ended 31 December 2008:
AngloGold  Adjustments
Adjustments
Ashanti         for issue
for
Pro forma
year ended
of
conversion of
year ended
31 December
Convertible
convertible
Note
31 December
US$ (millions)
2008
Bonds
bonds
Ref
2008
Gold income 3,619 3,619
Cost of sales (2,728) (2,728)
Loss on non-hedge derivatives and
other commodity contracts
(297) (297)
Gross profit
594 594
Corporate administration and other expenses (131) (131)
Market development costs (13) (13)
Exploration costs (126) (126)
Other operating expenses (6) (6)
Operating special items (1,538) (1,538)
Operating loss (1,220) (1,220)
Interest received 66 66
Exchange gain 4 4
Fair value adjustment on option component of
convertible bond
25 25
Finance costs and unwinding of obligations (114) (72) 94 1.1, 1.2 (92)
Share of equity accounted
investments’ loss (138) (138)
Loss before taxation
(1,377) (72) 94 (1,355)
Taxation 197 197
Loss after taxation from continuing operations
(1,180) (72) 94 (1,158)
Profit from discontinued operations 25 25
Loss for the year
(1,155) (72) 94 (1,133)
Allocated as follows:
Equity shareholders
(1,195) (72) 94 (1,173)
Minority interests 40 40
(1,155) (72) 94 (1,133)
Headline loss
Loss attributable to equity shareholders was
adjusted by the following to arrive at headline loss:
– Loss attributable to equity shareholders
(1,195) (72) 94 (1,173)
– Impairment net of reversals of tangible assets 1,493 1,493
– Impairment of goodwill 109 109
– Impairment of investments 6 6
– Profit on disposal and abandonment of assets (55) (55)
– Profit on disposal of investment in associate (2) (2)
– Impairment of investment in associate 39 39
– Profit on disposal of assets in associates (3) (3)
Taxation on items above
– current portion
1 1
– deferred portion (395) (395)
Profit on disposal of discontinued assets (27) (27)
Discontinued operations taxation on items above (1) (1)
Headline loss (30) (72) 94 (8)

Pro forma consolidated balance sheet
The
pro forma consolidated balance sheet of AngloGold Ashanti incorporating the offering and conversion of the convertible bonds as at 31 December 2008:
AngloGold                              Adjustments
Ashanti   Adjustments
for
Pro forma
as at
for issue of
conversion of
as at
31 December
convertible
convertible
Note
31 December
US$ (millions)
2008
bonds
bonds
Ref
2008
ASSETS
Non-current assets
Tangible assets
4,345 4,345
Intangible assets 148 148
Investments in associates and equity joint ventures 298 298
Other investments 66 66
Inventories 287 287
Trade and other receivables 62 62
Deferred taxation 50 50
Other non-current assets 3 3
5,259 5,259
Current assets
Inventories
599 599
Trade and other receivables 220 220
Derivatives 570 570
Cash restricted for use 44 44
Cash and cash equivalents 575 575
2,008 2,008
Non-current assets held for sale 793 793
2,801 2,801
Total assets
8,060 8,060
EQUITY AND LIABILITIES
Ordinary share capital and premium
3,949 733 1.3 4,682
Retained earnings and other reserves (1,521) (1,521)
Shareholders’ equity 2,428 733 3,161
Minority interest 83 83
2,511 733 3,244
Non-current liabilities
Borrowings
870 (142) (591) 1.4, 1.5 137
Provisions 545 545
Trade, other payables and deferred income 11 11
Derivatives 25 1.6 25
Deferred taxation 617 617
2,068 (142) (591) 1,335
Current liabilities
Trade and other payables
524 524
Current portion of borrowings 1,063 1,063
Derivatives 1,737 142 (142) 1,737
Taxation 109 109
3,433 3,433
Non-current liabilities held for sale 48 48
3,481 142 (142) 3,481
Total liabilities
5,549 5,549
Total equity and liabilities
8,060 8,060

1.
Convertible bonds adjustments
1.1  Finance costs
Represents the net finance charges (which includes the amortisation of the issue cost of US$15 million and the notional interest charge) on the convertible bonds, calculated at an all inclusive bond yield of 8.5 percent on US$732.5 million, less finance cost saved on existing facilities assumed to be repaid with funds from the convertible bonds issue for pre-
conversion finance cost.
1.2  Finance costs
Represents the net finance charges (which includes the amortisation of the issue cost of US$15 million and the notional interest charge) on the convertible bonds, calculated at an all inclusive bond yield of 8.5 percent on US$732.5 million.
1.3  Shareholders’ equity
The conversion adjustment to shareholders equity is the net adjustment for the issuance of the 15,384,615 AngloGold
Ashanti ordinary shares at US$47.6126 per AngloGold Ashanti ADS totalling US$732.5 million.
1.4  Borrowings
Represents the liability component of the convertible bonds of US$576 million, net of costs, after the repayment of
US$718 million, being a part of the long-term portion of the drawdown of AngloGold Ashanti’s existing syndicated loan facility. The liability component of US$576 million, net of cost, is calculated at the present value of all the cash flows discounted at the market yield of 8.5 percent, which is the return applicable to similar bonds without the conversion option.
1.5  Borrowings
Represents the liability component of US$591 million (including US$15 million amortised issue cost) of the convertible bonds on conversion to AngloGold Ashanti ADSs.
1.6  Derivatives
Represents the option component of the convertible bonds.
7.
DIRECTORS
7.1
Information on directors
Name
Function
Business address
South African if not otherwise
indicated below
Russell Philip Edey (66)
Independent non-executive
N M Rothschild & Sons Limited
(British)
Chairman
New Court
St Swithin’s Lane
London EC4P 4DU
Dr Thokoana James Motlatsi
Independent non-executive
121 Eloff Street Ext, Selby,
(57)
Deputy chairman
Johannesburg 2001
Mark Cutifani (50)
Executive director:
76 Jeppe Street, Newtown,
(Australian)
Chief Executive Officer
Johannesburg 2001
Frank Bentley Arisman (64)
Independent non-executive
No. 7 St Luke’s Place,
(American)
director
New York NY 10014
Srinivasan Venkatakrishnan
Executive Director: Finance
76 Jeppe Street, Newtown
(43)
Johannesburg 2001
(British)
William Alan Nairn (64)
Independent non executive
87 Central Avenue, Athol,
director
Sandton, 2196
Lumkile Wiseman Nkuhlu (64)
Independent non executive
2nd Floor, Summit Place,
director
15 School Road, Morningside,
2196
Sipho Mila Pityana (49)
Independent non-executive
12th Floor, Forum Building,
director
2 Maude Street, Sandton

7.2
Directors’ interests in securities
At 22 June 2009, the last practicable date prior to the finalisation of this circular, the directors had the following direct and indirect beneficial interests in AngloGold Ashanti’s ordinary shares, which holdings are unchanged from those published in the 2008 annual report. The Directors, individually or in aggregate, do not hold in excess of 0.1% of the company’s issued ordinary share capital.
Beneficial
Direct
Indirect
Executive directors
M Cutifani 10,000 –
S. Venkatakrishnan 5,221 –
Sub-total
15,551
–
Non-executive directors
R P Edey – 3,063
T J Motlatsi – –
F B Arisman – 4,984
W A Nairn – –
L W Nkuhlu – 800
S M Pityana – –
Sub-total
–
8,847
TOTAL
15,551
8,847
7.3
Directors’ remuneration
The remuneration receivable by directors will not be varied as a consequence of the issue of shares arising from the conversion of the convertible bonds.
7.4
Directors’ interests in transactions
The directors had no material beneficial interests, directly or indirectly in transactions effected by
AngloGold Ashanti during the current or the immediately preceding financial year. Furthermore, the directors had no outstanding material beneficial interest, directly or indirectly, in any transaction during an earlier financial year.
8.
LITIGATION STATEMENT
There is no legal or arbitration proceedings in which any member of the AngloGold Ashanti Group is or has been engaged, including any such proceedings which are pending or threatened of which
AngloGold Ashanti is aware, which may have, or have had during the 12 months preceding the date of this circular, a material effect on the financial position of the AngloGold Ashanti Group.
9.
DIRECTORS’ RESPONSIBILITY
The directors, whose names are given in paragraph 7.1 on page 15 of this circular, collectively and individually, accept full responsibility for the accuracy of the information given and certify that, to the best of their knowledge and belief, there are no facts, that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the circular contains all information required by the Listings Requirements.

10. GENERAL MEETING
Attached to and forming part of this circular is a notice convening a general meeting to be held at 10:00
South African time on Thursday, 30 July 2009 in The Auditorium, 76 Jeppe Street, Newtown,
Johannesburg, South Africa, in order to consider and, if deemed fit, pass, with or without modification, an ordinary resolution granting specific authority.
Certificated shareholders and dematerialised “own name” shareholders whose name appears on the sub-register maintained by their CSDP or broker, who are unable to attend the general meeting and wish to be represented thereat, must complete and return the attached form of proxy in accordance with the instructions contained therein, so as to reach the share registrars in South Africa, the United Kingdom,
Australia or Ghana by no later than 10:00 on Tuesday, 28 July 2009. The addresses of the share registrars are set out on the cover of this circular.
Dematerialised shareholders (other than dematerialised own name shareholders) must advise their
CSDP or broker of their voting instructions should they wish to be represented at the general meeting.
If, however, such dematerialised shareholders wish to attend the general meeting in person, they will need to request their CSDP or broker to provide them with the necessary Letter of Representation in terms of the custody agreement.
11. CONSENTS
The legal advisers, auditors and reporting accountants, sponsor, United Kingdom secretaries, share registrars and ADS depositary to AngloGold Ashanti have consented in writing to act in the capacity stated and to their reports, if any, and their names being included in this circular and have not withdrawn their consent prior to publication of this circular.
12. DOCUMENTS AVAILABLE FOR INSPECTION
The following documents, or copies thereof, will be available for inspection by shareholders from the date of this circular, 29 June 2009, up to and including 30 July 2009, during normal business hours on business days at the undermentioned locations:
–  Offering Circular dated 18 May 2009;
–  Paying, Transfer and Conversion Agency Agreement dated 22 May 2009;
–  Trust Deed dated 22 May 2009;
–  Restricted Deposit Agreement dated 22 May 2009;
–  Memorandum and articles of association of AngloGold Ashanti;
–  Audited financial statements of AngloGold Ashanti for the three financial years ended 31 December
2006, 2007 and 2008;
–  Mineral Resource and Ore Reserve Report 2008;
–  Independent reporting accountants’ report (Annexure A to this circular);
–  Consent letters referred to in paragraph 11; and
–  Service agreements for the two executive directors.

OFFICES
UNITED KINGDOM SECRETARIES
South Africa
Australia
St James’s Corporate Services Limited
76 Jeppe Street
Level 13, St Martins Tower
6 St James’s Place
Newtown
44 St George’s Terrace
London SW1A 1NP
Johannesburg 2001
Perth, WA 6000
England
South Africa
Australia
SHARE REGISTRARS
South Africa
Australia
United Kingdom
Computershare Investor Services
Computershare Investor Services Pty Limited
Computershare Investor Services PLC
(Pty) Limited
Level 2, 45 St George’s Terrace
PO Box 82, The Pavilions
Ground Floor, 70 Marshall Street
Perth, WA 6000
Bridgwater Road
Johannesburg 2001
Australia
Bristol BS99 7NH
South Africa
England
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
Accra
Ghana
By order of the Board
Ms L Eatwell
Company Secretary
Johannesburg
South Africa
29 June 2009
Registered office and postal address
76 Jeppe Street, Newtown
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa

ANNEXURE A
REPORTING ACCOUNTANTS’ REPORT ON THE PRO FORMA CONSOLIDATED
BALANCE SHEET AND PRO FORMA FINANCIAL EFFECTS OF THE OFFERING AND
CONVERSION OF THE CONVERTIBLE BONDS
The Directors
AngloGold Ashanti Limited
76 Jeppe Street
Newtown
2001
23 June 2009
INDEPENDENT REPORTING ACCOUNTANTS’ REPORT ON THE UNAUDITED
PRO FORMA FINANCIAL
INFORMATION OF ANGLOGOLD ASHANTI LIMITED
INTRODUCTION
The directors of AngloGold Ashanti Limited (‘AngloGold Ashanti’) are seeking the granting to and approval of a specific authority for AngloGold Ashanti directors to allot and issue up to a maximum of 15,384,615 ordinary shares of R0.25 each in the share capital of AngloGold Ashanti underlying the AngloGold Ashanti
ADSs issuable upon the conversion of the US$732,500,000 3.50 percent Convertible Bonds due 22 May,
2014 issued by AngloGold Ashanti Holdings Finance plc, a wholly-owned subsidiary of AngloGold Ashanti.

The transaction is called ‘the convertible bonds transaction’.

REPORT ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION

We have performed our limited assurance engagement in respect of the unaudited pro forma financial effects and the unaudited pro forma consolidated balance sheet and income statement as set out in paragraph 6 of the circular to shareholders, to be dated on or about 29 June 2009 (collectively, “the pro forma financial information”) issued in connection with the convertible bonds transaction that is the subject of the circular of AngloGold Ashanti.

The pro forma financial information has been prepared in accordance with the requirements of the Listings
Requirements of the JSE Limited (“JSE”), for illustrative purposes only, to provide information about how the convertible bonds transaction might have affected the reported historical financial information presented, had the corporate action been undertaken at the commencement of the period or at the date of the pro forma balance sheet being reported on.

DIRECTORS’ RESPONSIBILITY

The directors of AngloGold Ashanti are responsible for the compilation, contents and presentation of the pro forma financial information contained in the circular and for the financial information from which it has been prepared. Their responsibility includes determining that: the pro forma financial information has been properly compiled on the basis stated; the basis is consistent with the accounting policies of AngloGold
Ashanti; and the pro forma adjustments are appropriate for the purposes of the pro forma financial information disclosed in terms of the JSE Listings Requirements.

REPORTING ACCOUNTANTS’ RESPONSIBILITY
Our responsibility is to express our limited assurance conclusion on the pro forma financial information included in the circular to AngloGold Ashanti shareholders. We conducted our assurance engagement in accordance with the International Standard on Assurance Engagements applicable to Assurance
Engagements Other Than Audits or Reviews of Historical Financial Information and the Guide on Pro forma
Financial Information issued by SAICA. This standard requires us to obtain sufficient appropriate evidence on which to base our conclusion. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information, beyond that owed to those to whom those reports were addressed by us at the dates of their issue.
SOURCES OF INFORMATION AND WORK PERFORMED
Our procedures consisted primarily of comparing the unadjusted financial information with the source documents, considering the pro forma adjustments in light of the accounting policies of AngloGold Ashanti the issuer, considering the evidence supporting the pro forma adjustments and discussing the adjusted pro forma financial information with the directors of the company in respect of the corporate action that is the subject of this circular. In arriving at our conclusion, we have relied upon financial information prepared by the directors of AngloGold Ashanti and other information from various public, financial and industry sources.
While our work performed has involved an analysis of the historical published audited financial information and other information provided to us, our assurance engagement does not constitute an audit or review of any of the underlying financial information conducted in accordance with International Standards on
Auditing or International Standards on Review Engagements and accordingly, we do not express an audit or review opinion.

In a limited assurance engagement, the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance is obtained than in a reasonable assurance engagement. We believe our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

CONCLUSION
Based on our examination of the evidence obtained, nothing has come to our attention, which causes us to believe that:
•   the pro forma financial information has not been properly compiled on the basis stated;
•   such basis is inconsistent with the accounting policies of the issuer;
•   the adjustments are not appropriate for the purposes of the pro forma financial information as disclosed in terms of the Sections 8.17 and 8.30 JSE Listings Requirements.
Ernst & Young Inc.
Registered Auditor
Wanderers Office Park
52 Corlett Drive, Illovo
Johannesburg

ANNEXURE B
SHARE PRICE HISTORY
The high, low and closing prices of the AngloGold Ashanti ordinary shares on the JSE and the volumes traded were as follows:
High
Low
Closing
Volume
(cents)
(cents)
(cents)
(shares)
Quarter ended
30 June 2007 35,322 26,100 26,710 33,362,684
30 September 2007 33,600 25,400 32,620 43,540,755
31 December 2007 34,100 27,781 29,300 109,465,959
31 March 2008 34,900 24,801 27,201 81,817,711
30 June 2008 31,145 23,053 26,885 58,379,585
30 September 2008 28,300 17,201 19,200 76,889,800
31 December 2008 28,460 15,011 25,200 89,568,300
31 March 2009 36,900 23,206 34,500 141,566,376
Month ended
30 June 2008 27,975 23,053 26,885 21,992,600
31 July 2008 28,300 23,300 24,125 25,329,700
31 August 2008 24,125 19,622 20,850 21,327,600
30 September 2008 21,500 17,201 19,200 30,232,500
31 October 2008 21,643 15,011 18,849 44,052,800
30 November 2008 23,000 15,103 21,900 21,543,700
31 December 2008 28,460 20,400 25,200 23,971,800
31 January 2009 30,548 23,206 28,625 27,742,396
28 February 2009 33,298 25,152 29,750 36,096,922
31 March 2009 36,900 29,511 34,500 77,727,058
30 April 2009 35,789 25,950 26,180 28,904,014
31 May 2009 34,600 26,200 34,600 26,929,067
Daily
11 May 2009 30,970 29,405 30,540 1,042,138
12 May 2009 31,685 30,002 31,450 1,417,044
13 May 2009 32,500 31,300 31,941 1,542,080
14 May 2009 31,600 30,100 31,221 1,070,616
15 May 2009 32,700 31,100 32,400 683,458
18 May 2009 32,100 29,700 30,250 1,481,924
19 May 2009 30,064 29,201 30,050 1,558,948
20 May 2009 31,301 30,215 30,960 1,290,506
21 May 2009 31,852 30,500 30,650 1,099,443
22 May 2009 31,998 31,249 31,521 1,417,740
25 May 2009 32,800 30,601 32,417 1,228,487
26 May 2009 32,397 30,900 31,501 1,421,986
27 May 2009 32,159 31,000 31,290 753,508
28 May 2009 32,724 30,885 32,500 1,462,351
29 May 2009 34,600 32,700 34,600 2,320,504

High
Low
Closing
Volume
(cents)
(cents)
(cents)
(shares)
Daily
1 June 2009 34,489 32,455 33,405 1,501,037
2 June 2009 33,998 32,205 33,800 1,229,910
3 June 2009 34,186 32,680 33,298 1,216,040
4 June 2009 33,099 31,900 33,099 820,551
5 June 2009 33,699 31,031 31,500 535,555
8 June 2009 31,998 30,800 31,450 831,203
9 June 2009 32,977 31,307 31,953 825,137
10 June 2009 32,390 31,310 31,820 743,366
11 June 2009 31,889 30,255 30,451 755,587
12 June 2009 30,797 29,400 29,600 826,714
15 June 2009 29,721 28,728 29,350 809,356
17 June 2009 29,629 28,736 29,600 982,394
18 June 2009 30,113 29,120 29,800 1,940,060
19 June 2009 30,790 29,246 30,790 955,969
22 June 2009 30,950 28,901 28,901 982,760
Source : I-Net

ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000043485
JSE share code: ANG
(“AngloGold Ashanti” or the “Company”)
NOTICE OF GENERAL MEETING
Notice is hereby given that a general meeting of shareholders of AngloGold Ashanti will be held at 10:00
(South African time) on Thursday, 30 July 2009, in The Auditorium, 76 Jeppe Street, Newtown,
Johannesburg, South Africa, for the purpose of considering and, if deemed fit, passing, with or without modification, the following ordinary resolution:
ORDINARY RESOLUTION
“Resolved as an ordinary resolution that, subject to the provisions of the Companies Act, 1973, as amended, and the Listings Requirements of the JSE Limited from time to time, 15,384,615 ordinary shares of
R0.25 each in the authorised but unissued share capital of the Company are placed under the control of the directors of the Company, as a specific authority and approval, to allot and issue up to a maximum of
15,384,615 ordinary shares of R0.25 each in the authorised but unissued share capital of the Company, for the purpose of the conversion of the US$732,500,000 3.50 percent Convertible Bonds due 2014, issued by
AngloGold Ashanti Holdings Finance plc, a wholly-owned subsidiary of the Company, and irrevocably guaranteed by the Company.”
REASON FOR THE ORDINARY RESOLUTION
The reason for proposing the above ordinary resolution is to seek a specific authority and approval for the directors of the Company to allot and issue up to 15,384,615 ordinary shares of R0.25 each in the authorised but unissued share capital of the Company at an initial conversion price of US$47.6126 per AngloGold
Ashanti ADS, subject to adjustment, for purposes of the conversion of the US$732,500,000 3.5 percent convertible bonds issued by AngloGold Ashanti Holdings Finance plc into AngloGold Ashanti American
Depositary Shares issuable upon exercise of conversion rights attached to the Convertible Bonds.
VOTING AND PROXIES
In terms of the Listings Requirements of the JSE Limited, the issue of the AngloGold Ashanti ordinary shares in terms of the specific authority and approval granted in terms of the ordinary resolution will constitute an issue of shares for cash and accordingly the ordinary resolution is, in terms of such Listings Requirements, required to be passed by a majority of 75 percent of votes exercisable by shareholders present or represented at the general meeting.
A shareholder entitled to attend and vote at the general meeting may appoint one or more proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the Company.
Certificated shareholders and dematerialised “own name” shareholders (whose name appears on the sub-
register maintained by their CSDP or broker), who are unable to attend the general meeting and wish to be represented thereat, must complete and return the attached form of proxy in accordance with the instructions contained therein, so as to reach the Company’s share registrars in South Africa, the United

Kingdom, Australia or Ghana by no later than 10:00 (South African time) on Tuesday, 28 July 2009. The addresses of the share registrars are on the cover of the circular of which this notice forms part.
Duly completed AngloGold Ashanti CDI voting instruction forms must be received by the share registrars in
Perth, Australia, by 10:00 (Perth time) on Monday, 27 July 2009.
In accordance with the AngloGold Ashanti Ghanaian Depositary Shares (“GhDSs”) Agreement dated
26 April 2004, the Depositary will mail all appropriate notice, together with a voting instruction form, to holders of GhDSs. Holders of GhDSs may direct the Depositary via the voting instruction form to vote on their behalf in the manner such holders may direct.
Dematerialised shareholders (other than dematerialised “own name” shareholders) must advise their CSDP or broker of their voting instructions should they wish to be represented at the general meeting. If, however, such shareholders wish to attend the general meeting in person, they will need to request their CSDP or broker to provide them with the necessary Letter of Representation in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.
Shareholders may also use the electronic online proxy voting facility for purposes of instructing their CSDP or broker as to how they wish to vote. In order for shareholders to use their online proxy voting facility, which is free of charge, it is necessary to register for the service via the website http://www.investorportal.co.za
(click on the AngloGold Ashanti icon). Registration is free of charge. A demonstration of the electronic online proxy voting process may be viewed on http://www.investorportal.co.za
By order of the Board
Lynda Eatwell
Company Secretary
Johannesburg
South Africa
29 June 2009

ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000043485 JSE share code: ANG
(“AngloGold Ashanti” or the “Company”)
FORM OF PROXY
THIS FORM OF PROXY IS ONLY TO BE COMPLETED BY THOSE ANGLOGOLD ASHANTI SHAREHOLDERS WHO HOLD
ORDINARY SHARES IN CERTIFICATED FORM OR RECORDED IN SUB-REGISTERED DEMATERIALISED ELECTRONIC FORM
IN “OWN NAME”. OTHER ANGLOGOLD ASHANTI SHAREHOLDERS WHO HOLD DEMATERIALISED ORDINARY SHARES ARE
REQUIRED TO REFER TO PARAGRAPH 2 OF THE “NOTES” FOR FURTHER INSTRUCTIONS.
I/We
(Full Name in BLOCK LETTERS)
of
(Address in BLOCK LETTERS)
being a shareholder(s) of the Company, holding ordinary shares of R0.25 each in AngloGold Ashanti, do hereby appoint:
1. or failing him/her,
2. or, failing him/her,
3. the chairman of the general meeting
as my/our proxy to attend, speak and, on a poll, vote on my/our behalf at the general meeting of shareholders to be held in The
Auditorium, 76 Jeppe Street, Newtown, Johannesburg, on Thursday, 30 July 2009, at 10:00 (South African time) and at any adjournment thereof, and to vote or abstain from voting as follows on the ordinary resolution to be proposed at such meeting:
Please indicate with an “X” in the appropriate spaces how votes are to be cast
Please indicate with an “X” in the appropriate spaces how votes are to be cast
For
Against
Abstain
Ordinary Resolution
Specific authority and approval to the directors to issue ordinary shares for the purposes of the conversion rights attaching to the US$732,500,000 3.50 percent convertible bonds issued by AngloGold Ashanti Finance plc, a wholly-owned subsidiary of the Company, and irrevocably guaranteed by the Company
A shareholder entitled to attend and vote at the abovementioned meeting may appoint a proxy or proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the Company.
Every person present and entitled to vote at the general meeting as a shareholder or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every share shall have one vote.
Signed at on 2009
Name in BLOCK LETTERS Signature
(Initials and surname of joint holders, if any)
Please read the notes on the reverse side hereof
This form of proxy is not for use by holders of American Depositary Shares, CHESS Depositary Interests and Ghanaian
Depositary Shares

I
NOTES:
1.  A form of proxy is only to be completed by those ordinary shareholders who are:
1.1 holding ordinary shares in certificated form; or
1.2 recorded in sub-registered dematerialised electronic form in “own name”.
2.  Shareholders who have dematerialised their shares (other than those whose shareholding is recorded in their own name in the sub-register maintained by their CSDP) who wish to attend the general meeting in person, will need to request their CSDP to provide them with the necessary Letter of Representation in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP.
3.  A signatory to this form of proxy may insert the name of a proxy or the name of an alternative proxy of the signatory’s choice in the blank spaces provided with or without deleting “the chairman of the general meeting”, but any such deletion must be signed in full by the signatory. Any insertion or deletion not complying with the aforegoing will be deemed not to have been validly effected.
The person present at the general meeting whose name appears first on the list of names overleaf, shall be the validly appointed proxy for the shareholder at the general meeting.
4.  A shareholder’s instructions to the proxy must be indicated in the appropriate spaces provided. A shareholder or the proxy is not obliged to use all the votes exercisable by the shareholder or by the proxy, or to cast all those votes in the same way, but the total of votes cast, and in respect whereof abstention is directed, may not exceed the total of the votes exercisable by the shareholder or the proxy. Failure to comply with the above or to provide voting instructions or the giving of contradictory instructions will be deemed to authorise the proxy to vote or abstain from voting at the general meeting as he/she deems fit in respect of all the shareholder’s votes exercisable at the general meeting.
5.  Any alteration or correction made to this form of proxy must be signed in full and not initialled by the signatory.
6.  Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the share registrars of the Company in South Africa, the United
Kingdom, Australia or Ghana.
7.  When there are joint holders of shares, any one holder may sign the form of proxy.
8.  The completion and lodging of this form of proxy will not preclude the shareholder who grants the proxy from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such shareholder wish to do so.
9.  The chairman of the general meeting may reject or accept any form of proxy which is completed and/or received otherwise than in accordance with these notes, provided that he is satisfied as to the manner in which the shareholder concerned wishes to vote.
10.  Completed forms of proxy should be returned to one of the undermentioned addresses by no later than 10:00 (South African time)
on Tuesday, 28 July 2009:
Computershare Investor Services
Ground Floor, 70 Marshall Street, Johannesburg 2001
(Proprietary) Limited
(PO Box 61051, Marshalltown 2107)
South Africa
Computershare Investor Services PLC
PO Box 82, The Pavilions, Bridgwater Road
Bristol BS99 7NH, England, United Kingdom
Computershare Investor Services Pty Limited
Level 2, 45 St George’s Terrace, Perth, WA 6000
(GPO Box D182, Perth, WA 6840)
Australia
NTHC Limited
Martco House, Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport, Accra
Ghana

PRINTED BY INCE (PTY) LTD
REF. W2CF07559

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: June 29, 2009
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary